ZHONG SEN INTERNATIONAL TEA COMPANY
3225 McLeod Drive, Suite 100, Las Vegas, Nevada 89103

June 19, 2013

VIA EMAIL AND EDGAR

Ms. Mara L. Ransom, Assistant Director

Mr. Dietrich King, Legal Branch Chief

Ms. Lisa Kohl, Staff Attorney

U.S. Securities & Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

KohlL@SEC.GO

Re:	Music of Your Life, Inc.

Preliminary Information Statement on Schedule 14C

Filed June 6, 2013

File No. 000-54163

Dear Mesdames Ransom and Kohl and Mr. King:

This correspondence of Music of Your Life, Inc., a Florida corporation (the “Company”) with respect to its submission of a Preliminary Information Statement with the U.S. Securities and Exchange Commission (hereafter, the “Commission”) on Schedule 14C (“Information Statement”), filed on June 6, 2013. We are in receipt of your email to the Company, dated June 17, 2013, and this letter is written in response thereto.

The Company hereby acknowledges that:

(i)	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

(ii)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission any action with respect to the filings; and

(iii)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities & Exchange Commission

Division of Corporate Finance

June 19, 2013

We will file this letter as correspondence via EDGAR contemporaneous with its dispatch to you via email. In the meantime, please feel free to call me at the number above or respond via email or facsimile if you have any further comments or questions.

Very truly yours,

ZHONG SEN INTERNATIONAL TEA COMPANY

/s/ Marc Angell

Marc Angell

Chief Executive Officer

cc: John Thomas, Legal Counsel